SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-6366

FleetBoston Financial Corporation

(Exact name of registrant as specified in its charter)

100 Federal Street

Boston, Massachusetts 02110

617-434-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share (and attached rights)

(Title of each class of securities covered by this Form)

N/A

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Bank of America Corporation, as successor to FleetBoston Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 5, 2004	By:	/s/ TERESA M. BRENNER

Teresa M. Brenner Associate General Counsel Bank of America Corporation (Successor to FleetBoston Financial Corporation)